UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Act of 1934

(Amendment No. 2)*

Key Energy Services, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

492914106

(CUSIP number)

Janet Yeung

MHR Fund Management LLC

1345 Avenue of the Americas, 42nd Floor

New York, New York 10105

(212) 262-0005

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

August 21, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 492914106

1.	NAME OF REPORTING PERSON MHR INSTITUTIONAL PARTNERS III LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,084,070
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,084,070
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,084,070
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 492914106

1.	NAME OF REPORTING PERSON MHR INSTITUTIONAL ADVISORS III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,084,070
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,084,070
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,084,070
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 492914106

1.	NAME OF REPORTING PERSON MHR FUND MANAGEMENT LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,484,343
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 17,484,343
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,484,343
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 492914106

1.	NAME OF REPORTING PERSON MHR HOLDINGS LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,484,343
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 17,484,343
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,484,343
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 492914106

1.	NAME OF REPORTING PERSON MARK H. RACHESKY, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,484,343
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 17,484,343
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,484,343
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14.	TYPE OF REPORTING PERSON IN; HC

Explanatory Note

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 2, the Schedule 13D filed on May 28, 2013 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to the Initial Schedule 13D, filed with the Securities and Exchange Commission on August 14, 2013 (“Amendment No. 1” and together with Amendment No. 2 and the Initial Schedule 13D, the “Schedule 13D”) and relates to shares of common stock, par value $ 0.10 per share (the “Shares”), of Key Energy Services, Inc. (the “Issuer”). Capitalized terms used in this Statement but not defined herein shall have the respective meanings giving to such terms in the Initial Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended by adding the following:

On August 21, 2015, the Board of the Issuer elected Mark Rosenberg, a principal of Fund Management and one of the directors of the Board of the Issuer, to serve as the non-executive Chairman of the Board of the Issuer, effective immediately.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended by deleting such item in its entirety and replacing it with the following:

The percentages set forth below are calculated based on information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, which disclosed that there were 157,583,222 Shares outstanding as of July 27, 2015.

(a) (i) Institutional Partners II may be deemed to be the beneficial owner of 966,176 Shares held for its own account (approximately 0.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(ii) Institutional Partners IIA may be deemed to be the beneficial owner of 2,434,097 Shares held for its own account (approximately 1.5% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(iii) Institutional Advisors II may be deemed to be the beneficial owner of 3,400,273 Shares (approximately 2.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 966,176 Shares held for the account of Institutional Partners II and (B) 2,434,097 Shares held for the account of Institutional Partners IIA.

(iv) Institutional Partners III may be deemed to be the beneficial owner of 14,084,070 Shares held for its own account (approximately 8.9% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(v) Institutional Advisors III may be deemed to be the beneficial owner of 14,084,070 Shares (approximately 8.9% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 14,084,070 Shares held for the account of Institutional Partners III.

(vi) MHRC II may be deemed the beneficial owner of 3,400,273 Shares (approximately 2.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in Item 5(a)(iii) by virtue of MHRC II’s position as the managing member of Institutional Advisors II.

(vii) Fund Management may be deemed to be the beneficial owner of 17,484,343 Shares (approximately 11.1% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

(viii) MHR Holdings may be deemed to be the beneficial owner of 17,484,343 Shares (approximately 11.1% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in this Item 5(a) by virtue of MHR Holdings’ position as the managing member of Fund Management.

(xix) Dr. Rachesky may be deemed the beneficial owner of 17,484,343 Shares (approximately 11.1% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of MHRC II, Institutional Advisors III and MHR Holdings.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: August 24, 2015

MHR INSTITUTIONAL PARTNERS III LP

By: MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR FUND MANAGEMENT LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR HOLDINGS LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MARK H. RACHESKY, M.D.

By:	/s/ Janet Yeung, Attorney in Fact